Exhibit 99.1



                           [GRUPO PAO DE ACUCAR LOGO]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56

                              Call for the Meeting
                          SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are invited to the Special Meeting to be held at 5:00 p.m. on May 20th, 2004, at the Company's head office at Avenida Brigadeiro Luiz Antonio, n. 3142, in this capital, in order to resolve on the following agenda:

Examination, discussion and voting of the Management Proposal to resolve on the terms and conditions of the sixth issuance of debentures of the Company, as approved on the Special Meeting held on March 1st, 2004 and on the Special Meeting held on April 8th, 2004, which minutes were published in the newspapers "Diario Oficial do Estado de Sao Paulo" and "Folha de Sao Paulo" on March 19th, 2004 and May 8th, 2004 respectively.


                            Sao Paulo, May 11th, 2004

                            VALENTIM DOS SANTOS DINIZ
                   Honorary Chairman of the Board of Directors